

OFFERING MEMORANDUM

facilitated by



Balance Fitness Holdings LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Balance Fitness Holdings LLC
State of Organization	DC
Date of Formation	02/01/2023
Entity Type	Limited Liability Company
Street Address	2401 M St NW, Washington DC, 20037
Website Address	Www.balancegym.com

(B) Directors and Officers of the Company

Key Person	Ben Wiedemer

Position with the Company	
Title	COO
First Year	2023

Other business experience (last three years)	• **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities.Ben has played rugby professionally in Ireland and has represented the United States on several occasions. Ben received his Bachelor's Degree in economics from LaSalle University in Philadelphia and is a Certified Personal Trainer with the National Academy of Sports Medicine (NASM). Focusing on fitness and conditioning, Ben believes that everyone can train harder and will see the benefits of that hard work, whether it be an expert tri-athlete or a someone just returning to fitness. In addition to conditioning, Ben uses Olympic lifts as well as functional training to burn fat and increase lean muscle mass. Ben offers a variety of programs suited specifically to his client's goals, and he brings his professional expertise to the personal training teams across all Balance locations.

Key Person	Mark Crick
Position with the Company Title First Year	 CEO 2023
Other business experience (last three years)	Mark is the founder and current Co-CEO of Balance Gym. Mark was born in Australia and graduated with a degree in Sports Science from the University of Technology in Sydney, Australia. He went on to become a professional rugby player with Ulster in the European Cup, the New South Wales team playing in the Super Rugby competition, Australian representative teams that included Australia A/Australia U 21s/Australian Universities, and the USA national team, where he earned 15 International caps. Crick moved to Washington D.C. in 2003 to pursue a career in finance where he worked for New Market Global Consulting. At the same time, he entered a Master's program in Business jointly from George Washington University and Southern Cross University in Australia. Crick has been involved in every facet of the business through out his 20 years of involvement, starting with the opening of Balance Gym Kalorama In 2003 to most recently securing the purchases of the Capitol Hill Club. An entrepreneur at heart, Crick has a keen sense of finding value when others do not and has been instrumental in putting together the deals that have taken the company from a business operating out of the back of a old high school gymnasium to a portfolio of 14 facilities.

Key Person	Devin Maier
Position with the Company Title First Year	 CEO 2019

Other business experience (last three years)	Devin Maier is an accomplished leader with over two decades of hands-on industry experience. As the Co-CEO of Balance Holdings Company, he has demonstrated a remarkable track record in the fitness and wellness industry. His expertise extends from transforming single-unit gyms and studios into thriving businesses with more than 20 units to strategically preparing them for profitable sales.
	Mr. Maier's current leadership role at Balance Holdings includes a comprehensive focus on both sales and marketing, where he has effectively driven revenue growth through strategic sales initiatives and creative marketing and advertising campaigns.
	His resilience and adaptability as a leader were put to the test during pivotal moments in the industry's history. He skillfully navigated the company through the global financial crisis, demonstrating astute decision-making, and more recently, successfully steering it through the challenges brought on by the pandemic.
	Beyond his corporate accomplishments, Devin Maier is a dedicated fitness professional with a passion for leading by example. He is a certified personal trainer, CrossFit Level 2 coach, and a specialist in Bulgarian Bag and KettleBell training. His commitment to personal fitness extends to his love for cycling, reflecting his belief in maintaining a healthy, active lifestyle.
	Devin Maier's holistic approach to business leadership, extensive industry knowledge, and unwavering dedication to both personal fitness and community well-being make him a prominent figure in the fitness industry. He continues to inspire and shape the future of fitness and wellness through his leadership at Balance Holdings Company.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Mark Crick	62.1%
Devin Maier	23%

(D) The Company's Business and Business Plan

Current Locations

Balance Gym Foggy Bottom

During the Summer of 2012, we were approached by the management group of The Fairmont Hotel with an offer to take over the management of their facility. The facility had a rich history as an exclusive health club, but it had been surpassed by local competitors and fallen on tough times. We started the relationship with a profit share management contract that was later turned into a long term lease with BHC taking full ownership of the entity. We have been making improvements to the facility for many years, and we are excited to do more in early 2024.

Balance Gym Capitol Hill

Capitol Hill is a premier market in DC that has a strong community base for membership. It is a difficult market to find space, and our current location is about as prime as you can be in the neighborhood. There has also been increasing development in adjacent suburbs, with Navy Yard recently noted as being one of the most dense residential areas of DC.

Major Revenue Streams

Our revenue comes from three major streams: gym membership, personal training, and premium services.

- Gym Membership: The sale of new gym memberships (and the retention of existing members) is the bread and butter of our industry. The benefit of a subscription business model is due to the stability of the recurring revenue, which creates accuracy to also predict future revenue.
- Personal Training: Personal Training Revenue is the total amount of revenue collected from the sale of our variety of training session tiers. Prior to COVID, we had an extremely strong personal training business, one that produced substantial revenue for the company. COVID caused many problems for this side of the business, one being through losing clients, and the other from losing trainers. It's been difficult in today's job market to find the calibre of trainers we desire at Balance, but we are starting to see an improvement in our ability to hire quality trainers recently.
- Premium Services: Premium Group Fitness and Recovery including Massage guns, Infrared sauna, Graduated compression sleeves, Cold plunge therapy, Cryotherapy, and Electrostimulation

The Team

Mark Crick, CEO/Founder

Crick moved to Washington D.C. in 2003 to pursue a career in finance where he worked for New Market Global Consulting. At the same time, he entered a Master's program in Business jointly from George Washington University and Southern Cross University in Australia.

Crick has been involved in every facet of the business through out his 20 years of involvement, starting with the opening of Balance Gym Kalorama In 2003 to most recently securing the purchases of the Capitol Hill Club.

An entrepreneur at heart, Crick has a keen sense of finding value when others do not and has been instrumental in putting together the deals that have taken the company from a business operating out of the back of a old high school gymnasium to a portfolio of 14 facilities.

Devin Maier, Co-CEO/Partner

Devin Maier is an accomplished leader with over two decades of hands-on industry experience. As the Co-CEO of Balance Holdings Company, he has demonstrated a remarkable track record in the fitness and wellness industry. His expertise extends from transforming single-unit gyms and studios into thriving businesses with more than 20 units to strategically preparing them for profitable sales.

Ben Wiedemer, Chief of Training

Ben has played rugby professionally in Ireland and has represented the United States on several occasions. Ben received his Bachelor's Degree in economics from LaSalle University in Philadelphia and is a Certified Personal Trainer with the National Academy of Sports Medicine (NASM).

Focusing on fitness and conditioning, Ben believes that everyone can train harder and will see the benefits of that hard work, whether it be an expert tri-athlete or a someone just returning to fitness. In addition to conditioning, Ben uses Olympic lifts as well as functional training to burn fat and increase lean muscle mass. Ben offers a variety of programs suited specifically to his client's goals, and he brings his professional expertise to the personal training teams across all Balance locations.

Cassia Denton, Chief Culture Officer

Cassia is an Certified Athletic Trainer (Ms, ATC), a Certified Strength and Conditioning Specialist (CSCS), and a Registered Yoga Teacher (RYT 200), which enables her to incorporate a vast knowledge of anatomy and kinesiology into her practice. She has been involved in athletics since age two when she first strapped on a pair of ballet slippers. She continued this passion with yoga teacher training in India, springboard diving at Pomona College, and a Masters' in Certified Athletic Training from the University of Hawaii at Manoa.

Cassia worked for many years as a healthcare practice consultant, and is well-versed in creating policies and procedures to overcome operational challenges. She currently runs the personnel side of the business: if it is has anything to do with people, Cassia has her hands in it.

Our Mission

We build together with our community from the ground up. We're proud to foster strong connections and partnerships with many local charities and organizations that use fitness to create dialogue. Some highlights from past 20 years include:

- The Children's Tumor Foundation and the Cupid's Undie Run: an event that uses a run to

raise money and awareness for neurofibromatosis, a childhood cancer.
- Autism Speaks and Bike to the Beach: an event that uses a century cycling ride to raise money and awareness for autism.
- Casa Ruby and Pull for Pride: an event that uses deadlifting to benefit Casa Ruby, whose mission is to create success life stories among transgender, genderqueer, gender non-conforming, gay, lesbian and bisexual individuals.

Our Story

Balance is a small business at heart and one that has strong ties to the community it serves. The ability for the organization to adapt and evolve in our fast-paced industry lies in the foundation that all three owners are still incredibly active as fitness professionals. The group continues to remain connected to the product daily, while other larger corporate entities can get lost in the boardroom, not fully understanding the industry or the people they serve.

- We place our emphasis on people and programs, creating a gym culture that is inclusive, and a training experience that is athletically focused and unique to its competitors.
- We believe that luxurious amenities and a distant apathetic staff are not principles on which to build a health club. Instead, Balance Gym focuses on connection, enthusiasm, results, and energy.
- Our ownership team is stacked for success: Mark Crick, Devin Maier, and Ben Wiedemer - all of whom have worked together for over 17 years. In addition to starting the Balance brand from scratch, the trio have also successfully opened and managed three CrossFit gyms, one Lagree studio, and eleven F45 studios.

The Opportunity

Balance Fitness Company is excited to launch our first opportunity for our community to invest in the future of DC fitness, sharing in our success and helping us build and grow the cornerstone DC fitness destination.

- This is the first time we have opened up the ability to invest into the holdings company that owns the Balance brand, creating a unique opportunity to become involved with a group of local fitness entrepreneurs and the future projects that they are involved in.
- We are looking for people who share in our vision, and people who see the massive opportunity post-pandemic to create friendly, safe, fun, and inclusive fitness facilities where people can once again connect in meaningful ways.
- This investment provides a share of future revenues generated from all Balance Gym locations - more details in our data room!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational

[Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$120,000
Offering Deadline	January 22, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$50,000	$50,000
Facility improvements	$50,000	$50,000
Marketing	$11,900	$15,630
Mainvest Compensation	$8,100.000000000001	$8,370
TOTAL	$120,000.0	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 0.6%[2]
Payment Deadline	2032-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.55 x 1.45 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 0.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$120,000	0.6%
$121,000	0.6%
$122,000	0.6%
$123,000	0.6%
$124,000	0.6%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.55x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.45x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Mark Crick	62.1%
Devin Maier	23%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Biz2Credit	$100,000	15%	10/31/2024	Merchant Loan, with repayments being taken out every week via our Merchant Services
OnDeck	$150,000	15%	06/01/2024	Merchant Loan, with repayments being taken out every week via our Merchant Services

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Balance Gym has been operating since March 2003 and has since achieved the following milestones:

Going into 2020, the company had reached a level of profitability that we had not reached before. After 10 years of bootstrapping our way to owning/managing four full-scale fitness facilities, as well as two boutique F45 franchises, the company was poised to have our best year ever.

Some highlights from the first two months of 2020 include:

- In the first two months of 2020, our top line revenue was $1,705,000

- Our net profit for the first two months was $379,000

- Our total membership consisted of over 5,000 community members

- We were the home of CrossFit Games athletes and an award-winning CrossFit program, with over 700 members combined through three facilities, with CrossFit Balance Thomas Circle grossing over $60,000 a month during its prime

- Our Private Training team grossed an average of $200,000 a month, with Glover Park individually breaking $90,000 in February.

- Our F45 U Street location boasted 300 members, netting over $20,000 a month, after being open for only 12 months.Historical financial performance is not necessarily predictive of future performance.

Early in 2023, the Federal government started putting real pressure on workers to return to the office, which coincided with our first uninterrupted, mask-free New Year's rush period for the last three years. With the local fitness economy starting to show signs of a sustained recovery, we had the confidence to purchase the Capitol Hill gym in April, sign an LOI to place a 10,000 square foot gym in the "The Stacks" development in August, and to purchase over $100,000 of new equipment for Foggy Bottom in December.

We have had a very good start to 2024, and both Balance gyms are operating just above breaking even. With much of the hard work done to get the business stabilized, we now have the ability to add profits quickly due to there being little to no added cost in adding additional members.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,832,186	$3,759,112	$4,297,912	$4,608,514	$4,840,078
Cost of Goods Sold	$556,328	$755,783	$900,190	$1,003,278	$1,087,343
Gross Profit	$2,275,858	$3,003,329	$3,397,722	$3,605,236	$3,752,735
EXPENSES					
Operating Expenses	$2,386,492	$2,555,761	$2,699,394	$2,753,203	$2,799,270
Operating Profit	$-110,634	$447,568	$698,328	$852,033	$953,465

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V